Exhibit 99.11

GRANDE WEST TRANSPORTATION GROUP INC.

Consolidated Financial Statements

For the Years Ended December 31, 2019 and December 31, 2018

Independent auditor’s report

To the Shareholders of Grande West Transportation Group Inc.

 Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Grande West Transportation Group Inc. and its subsidiaries (together, the Company) as at December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s consolidated financial statements comprise:

●	the consolidated statements of financial position as at December 31, 2019 and 2018;

●	the consolidated statements of (loss) income for the years then ended;

●	the consolidated statements of comprehensive (loss) income for the years then ended;

●	the consolidated statements of changes in equity for the years then ended;

●	the consolidated statements of cash flows for the years then ended; and

●	the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Eric Talbot.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

April 28, 2020

Grande West Transportation Group Inc.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Note	December 31, 2019	December 31, 2018
		$	$
Current Assets
Cash and cash equivalents		757,261	2,732,437
Restricted cash	4	356,616	352,066
Trade and other receivables	5	9,199,646	13,663,794
Inventory	6	19,303,162	16,063,819
Prepaids and deposits		1,203,744	1,255,582
		30,820,429	34,067,698
Long-term Assets
Intangible assets	7	1,551,333	1,718,047
Property and equipment	8	4,532,699	4,660,159
		36,904,461	40,445,904
Current Liabilities
Accounts payable and accrued liabilities		7,889,908	9,258,676
Credit facility	9	5,849,682	3,556,282
Current portion of deferred revenue	10	1,281,364	958,446
Current portion of provision for warranty cost	11	1,403,792	1,932,107
Short-term loans	12	1,351,866	1,415,547
Current portion of long-term loans	13	226,003	24,776
Current portion of convertible debt	14	608,637	—
		18,611,252	17,145,834
Long-term Liabilities
Other long-term liabilities	13	388,931	99,875
Provision for warranty cost	11	142,833	441,875
Deferred revenue	10	1,101,936	1,324,247
Convertible debt	14	—	538,025
		20,244,952	19,549,856
Shareholders’ Equity
Share capital	15	37,136,584	35,981,664
Contributed surplus	15	2,384,204	2,773,865
Accumulated other comprehensive loss		(16,389)	—
Deficit		(22,844,890)	(17,859,481)
		16,659,509	20,896,048
		36,904,461	40,445,904

NATURE OF OPERATIONS (Note 1)

COMMITMENTS (Note 22)

SUBSEQUENT EVENTS (Note 24)

Approved on behalf of the Board:

/s/“William R. Trainer “	/s/“Christopher Strong”
Director	Director

See accompanying notes to the consolidated financial statements

Grande West Transportation Group Inc.

Consolidated Statements of (Loss) Income

(Expressed in Canadian Dollars)

	Note	Year ended December 31, 2019	Year ended December 31, 2018
		$	$
Revenue
Bus sales	20	19,936,933	65,913,057
Other	20	4,711,237	4,163,663
		24,648,170	70,076,720
Cost of sales	6, 8a	(20,310,194)	(58,152,403)
Gross margin		4,337,976	11,924,317
Expenses
Sales and administration		7,241,566	7,019,697
Stock-based compensation		640,258	1,592,310
Amortization		626,644	413,053
Interest and finance costs	9,12,13,14	701,379	1,114,721
Foreign exchange loss		54,757	835,585
		9,264,604	10,975,366
(Loss) income before taxes		(4,926,628)	948,951
Current income tax expense	17	58,781	—
Net (loss) income		(4,985,409)	948,951
(Loss) earnings per share
Basic		(0.07)	0.01
Diluted		(0.07)	0.01
Weighted average number of common shares outstanding
Basic	21	72,707,074	72,053,376
Diluted	21	72,707,074	74,747,376

See accompanying notes to the consolidated financial statements

Grande West Transportation Group Inc.

Consolidated Statements of Comprehensive (Loss) Income

(Expressed in Canadian Dollars)

	Year ended December 31, 2019	Year ended December 31, 2018
	$	$
Net (loss) income	(4,985,409)	948,951
Other comprehensive (loss) income
Items that may be reclassified subsequently to net (loss) income
Exchange differences on translation of foreign operations	(16,389)	—
Total other comprehensive (loss) income	(16,389)	—
Total comprehensive (loss) income	(5,001,798)	948,951

See accompanying notes to the consolidated financial statements

Grande West Transportation Group Inc.

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Note		Number of Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Shareholders’ Equity
				$	$	$	$	$
Balance, December 31, 2017			70,496,136	33,945,745	1,712,565	—	(18,808,432)	16,849,878
Issuance of shares – stock options exercised	15.2	(c)	1,630,000	1,372,555	(521,356)	—	—	851,199
Issuance of shares – agent options exercised	15.2	(d)	79,399	36,742	(4,982)	—	—	31,760
Issuance of shares – warrants exercised	15.2	(e)	1,554,874	626,622	(4,672)	—	—	621,950
Stock-based compensation	15.3-15.5		—	—	1,592,310	—	—	1,592,310
Comprehensive income			—	—	—	—	948,951	948,951
Balance, December 31, 2018			73,760,409	35,981,664	2,773,865	—	(17,859,481)	20,896,048

Balance, January 1, 2019			73,760,409	35,981,664	2,773,865	—	(17,859,481)	20,896,048
Issuance of shares – stock options exercised	15.2	(a)	250,000	177,920	(52,919)	—	—	125,001
Issuance of shares – RSU vested	15.2	(b)	520,000	977,000	(977,000)	—	—	—
Stock-based compensation	15.3-15.5		—	—	640,258	—	—	640,258
Other comprehensive loss			—	—	—	(16,389)	—	(16,389)
Net loss			—	—	—	—	(4,985,409)	(4,985,409)
Balance, December 31, 2019			74,530,409	37,136,584	2,384,204	(16,389)	(22,844,890)	16,659,509

See accompanying notes to the consolidated financial statements

Grande West Transportation Group Inc.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

		Year ended	Year ended
	Note	December 31, 2019	December 31, 2018
		$	$
OPERATING ACTIVITIES
Net (loss) income for the year		(4,985,409)	948,951
Items not involving cash:
Loss on disposal of property and equipment		116,238	—
Amortization		1,013,728	732,983
Foreign exchange loss (gain)		61,082	(14,745)
Interest and finance costs		701,379	1,114,721
Stock-based compensation	15	640,258	1,592,310
		(2,452,724)	4,374,220
Changes in non-cash items:
Trade and other receivables	5	4,499,982	(30,214)
Inventory	6	(3,276,130)	1,418,262
Prepaids and deposits		51,699	2,609,942
Accounts payable and accrued liabilities		(1,395,378)	(3,767,181)
Deferred revenue	10	—	(2,530,000)
Warranty provision	11	(826,138)	828,752
Cash (used in) provided by operating activities before interest paid		(3,398,689)	2,903,781
Interest paid		(377,559)	(854,679)
Cash (used in) provided by operating activities		(3,776,248)	2,049,102

INVESTING ACTIVITIES
Intangible assets	7	(136,188)	(274,317)
Purchase of property and equipment	8	(338,336)	(312,976)
Proceeds on disposal of property and equipment	8	304,083	—
Restricted cash	4	(4,550)	881,594
Cash (used in) provided by investing activities		(174,991)	294,301

FINANCING ACTIVITIES
Proceeds from issuance of common shares	15	125,001	1,504,909
Proceeds (repayments) from credit facility, net of fees	9	2,203,388	(3,610,210)
Proceeds from short-term loans	12	121,607	210,236
Repayment of short-term loans	12	(185,288)	(2,220,345)
Proceeds from long-term loans, net of fees	13	—	47,719
Repayment of long-term loans	13	(208,415)	(33,051)
Cash provided by (used in) financing activities		2,056,293	(4,100,742)
Effect of foreign exchange rate on cash		(80,230)	266,426
Decrease in cash and cash equivalents		(1,975,176)	(1,490,913)
Cash and cash equivalents, beginning		2,732,437	4,223,350
Cash and cash equivalents, ending		757,261	2,732,437

Non-cash financing transactions:
Agent warrants granted		—	39,699

See accompanying notes to the consolidated financial statements

Grande West Transportation Group Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Grande West Transportation Group Inc. (“GWTG” or the “Company”) was incorporated on December 4, 2012 under the laws of British Columbia. The Company conducts its active operations in Canada through its wholly owned operating subsidiary, Grande West Transportation International Ltd. (“GWTI”), which was incorporated on September 2, 2008 under the laws of British Columbia. The Company also conducts its active operations in the

U.S. through a wholly owned subsidiary, Grande West Transportation USA Inc. (“GWTUSA”), incorporated on April 8, 2014 under the laws of the State of Delaware. The Company’s head office is located at 3168 262nd Street, Aldergrove, British Columbia. The Company’s current operation focuses on manufacturing and selling of the Vicinity branded transit buses.

2.	BASIS OF PRESENTATION

The following companies had been consolidated with Grande West Transportation Group Inc. as at December 31, 2019:

Company Name	Registered	Holding	Functional Currency
Grande West Transportation Group Inc.	British Columbia	Parent Company	Canadian Dollar
Grande West Transportation International Ltd.	British Columbia	100%	Canadian Dollar
Grande West Transportation USA Inc.	United States	100%	United States Dollar

i)	Intercompany balances and transactions, and any unrealized gains arising from intercompany transactions, were eliminated in preparing the consolidated financial statements.

a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The consolidated financial statements were authorized for issue by the Board of Directors on April 28, 2020.

b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments carried at fair value as described in Note 3.

c)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements.

Estimates that have a risk of resulting in material adjustment to the carrying amounts of assets and liabilities within the next year are summarized below:

i.	The determination of provision for warranty cost:

The Company offers warranties on the buses it sells. The Company estimates the provision for future warranty claims based on historical warranty claim information, as well as recent trends that might suggest the past results may differ from future warranty claims. The Company does not have a long history of estimating warranty provisions. In addition, the items covered by the Company’s warranty may be subject to interpretation because the warranty items are not specific in all cases, and the warranty demands made by different customers may also vary.

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Grande West Transportation Group Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Revenue recognition

Revenue from contracts with customers, is based upon the principle that revenue is recognized when control of a good or service is transferred to a customer. The Company considers that control has passed when there is a present obligation to pay, physical possession, and when legal title and the risks and rewards of ownership have passed to the customer.

In the case of buses, revenue is recognized when the bus has been delivered to the customer. The bus is considered delivered when it is picked up from the Company’s yard by the customer or when it has been delivered to a customer specified location in accordance with the agreement. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized.

In the case of revenue from the sale of parts inventory, revenue is recognized when control of the parts inventory transfers to the customer upon delivery.

In circumstances where the Company facilitates sales through an agent, and the agent is paid a commission for acting on behalf of the Company, revenue is recorded as the amount of consideration agreed by the ultimate customer and the commission to the agent is recorded as commissions and services expense and included in sales and administration.

Revenue from the leasing of buses is recognized in accordance with the terms of the relevant agreement with the customer evenly over the term of that agreement.

b)	Cash and cash equivalents

Cash and cash equivalents consist of cash deposits with banks and highly liquid investments that are readily convertible to cash with maturities of three months or less when purchased, or which are redeemable at the option of the Company.

Any cash which is contractually restricted is classified as restricted cash, as it is not available for ongoing operational purposes until the restriction is removed.

c)	Trade receivables

Trade receivables are recognized initially at fair value less provisions made for doubtful receivables based on a review of period-end trade receivables and specific circumstances that may impact the amount recoverable from a particular customer. Trade receivables do not carry any interest. A provision for doubtful accounts receivables is generally made when there is objective evidence that the Company will not be able to collect the amounts due according to original payment terms or when there are indications of collection issues related to specific customers. The provision for impairment of trade receivables is presented within sales and administration.

d)	Inventory

Inventory is stated at the lower of cost and net realizable value. Cost is determined on a first-in first-out basis. The cost of finished goods comprises raw materials, direct labor, other direct costs, freight, import duties and related production overheads. Net realizable value is the estimated selling price in the ordinary course of business, less any costs to complete and sell the product. An allowance for obsolete, slow-moving or defective inventory is made when necessary.

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Grande West Transportation Group Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e)	Intangible assets

Intangible assets consist of intellectual property rights and software licences. Intellectual property rights acquired are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses, if any. Software implementation costs have finite lives and are carried at cost less accumulated amortization and accumulated impairment losses, if any. Intellectual property costs are amortized to profit or loss using the straight-line method over 8 years, which is their estimated useful life. Software implementation costs are to be amortized over 5 years, which is its estimated useful life. These assets with finite lives are tested at the end of every reporting period for possible impairment when there are events or changes in circumstances that indicate that their carrying amounts may not be recoverable.

f)	Debt issue costs

Debt issue costs are recognized in connection with proposed financing transactions which are specifically identified in that the form of debt issuances is known and completion of the financing is probable. When the financing is completed, these costs are recognized and netted against the value of the debt for debt transactions. The debt issue costs are subsequently accreted to face value at maturity. The accretion amounts are included in interest and bank charges expense over the life of the debt. Debt issue costs include only those costs which are incremental and directly attributable to the proposed financing transaction. In the event that the transaction is abandoned, previously capitalized debt issue costs are expensed through the consolidated statements of (loss) income and comprehensive (loss) income.

g)	Share issuance costs

Professional, consulting, regulatory and other costs directly attributable to equity financing transactions are recorded as deferred financing costs until the financing transactions are completed, if the completion of the transaction is considered likely; otherwise they are expensed as incurred. Share issuance costs are charged to share capital when the related shares are issued. Deferred financing costs related to financing transactions that are not completed are expensed through the consolidated statements of (loss) income and comprehensive (loss) income.

h)	Property and equipment

Property and equipment are stated at cost net of accumulated depreciation and accumulated impairment losses, if any. Cost includes the acquisition price, any direct costs to bring the asset into productive use at its intended location, the cost of replacing part of the property and equipment and borrowing costs for long-term construction projects if the recognition criteria are met.

Depreciation of property and equipment is recorded in operating expenses with the exception of leased buses, the depreciation of which is included in cost of sales. Property and equipment are depreciated annually using the following methods and rates:

Office and equipment	Declining balance, 20% - 55%
Vehicles	Declining balance, 30%
Buses under lease	Straight-line, 12 years
Asset under lease	Straight-line, over lease term

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Grande West Transportation Group Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the arrangement and if the Company has the right to direct the use of the asset.

Leases are recognized as a right-of-use asset and a corresponding liability when the leased asset is available for use by the Company. Lease liabilities are initially measured at the net present value of the fixed lease payments and variable lease payments that are based on an index or a rate, discounted using the rate implicit in the lease, or if that cannot be determined, the Company’s incremental borrowing rate. Right-of-use assets are initially measured at cost, comprising of the amount of the initial measurement of the lease liability, any lease payments made at or before the lease commencement date, and restoration costs.

Right of use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight- line basis. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

The Company has elected to not recognize right-of-use assets and lease liabilities for leases with a term of less than 12 months and low value leases. The lease payments for these leases are recorded as expenses as they are incurred.

j)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

At the time of sale, a provision for warranty claims is recorded in cost of sales. This warranty provision is based upon management’s best estimate of expected future warranty costs for the particular contract. Actual warranty expenditures are charged against the provision as incurred during the two-year warranty period. If actual expense is different from the provision, management re-estimates the remaining provision required and records a change in estimate in cost of sales.

k)	Impairment of non-financial assets

Assets that are subject to depreciation and amortization, such as property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

If there are indicators of impairment, an evaluation is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. An asset’s recoverable amount is determined as the higher of its fair value less costs to sell and its value-in-use. Such reviews are undertaken on an asset-by-asset basis, except where assets do not generate cash flows independent of other assets, in which case the review is undertaken at the cash-generating unit level.

If the carrying amount of an individual asset or cash-generating unit exceeds its recoverable amount, an impairment loss is recorded in the consolidated statements of (loss) income and comprehensive (loss) income to reflect the asset at the recoverable amount. In assessing the value-in-use, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal are discounted to their present value using a pre-tax discount rate which reflects the current market’s assessments of the time value of money and asset-specific risks for which the cash flow estimates have not been adjusted. Fair value less costs to sell is determined as the price that would be received to sell the asset or group of assets in an orderly transaction between market participants at the measurement date less incremental costs directly attributed to the disposal of the asset or group of assets.

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Grande West Transportation Group Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

A reversal of a previously recognized impairment loss is recorded in the consolidated statements of (loss) income and comprehensive (loss) income when events or circumstances dictate that the estimates used to determine the recoverable amount have changed since the prior impairment loss was recognized. The carrying amount is increased to the recoverable amount but not beyond the carrying amount net of amortization which would have arisen if the prior impairment loss had not been recognized. After such a reversal, the amortization charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

l)	Financial instruments

Cash and cash equivalents and restricted cash are classified as loans and receivables and are recorded at amortized cost. Interest income is recognized by applying the effective interest rate.

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and, accordingly, are recorded on the consolidated statements of financial position at fair value. Unrealized gains and losses on derivatives held for trading are recorded in profit or loss for the year. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the consolidated statements of financial position date or settlement date of the derivative.

Accounts payable, accrued liabilities and debt are classified as other financial liabilities and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

m)	Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting year. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been adversely impacted.

n)	Income taxes

Income tax expense comprises current and deferred tax and is recognized in operations except to the extent that it relates to business combinations, or items recognized directly in equity or in other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is recognized at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

o)	(Loss) earnings per share

Basic (loss) earnings per share is computed by dividing net (loss) income available to common shareholders by the weighted average number of common shares outstanding during the year. The Company applies the treasury stock method in calculating diluted (loss) earnings per share. Diluted (loss) earnings per share exclude all dilutive potential common shares if their effect is anti-dilutive.

p)	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. Parties are also considered to be related if they are subject to common control or common significant influence. A transaction is considered to be a related party transaction when there is a transfer of resources, services or obligations between related parties.

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Grande West Transportation Group Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q)	Stock-based payments

Equity-settled stock-based payments to employees and others providing similar services are measured at the fair value of equity instruments at the grant date. The fair value is measured at grant date, using the Black- Scholes option pricing model, and each tranche is recognized on a graded-vesting basis over the period in which options vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to contributed surplus.

Equity-settled stock-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted. These transactions are then measured at the date the entity obtains the goods or the counterparty renders the service.

Consideration received on the exercise of stock options is recorded in share capital and the related stock- based payment in contributed surplus is transferred to share capital. Charges for options that are forfeited before vesting are reversed from equity.

r)	Reportable segments

The Company operates as a single segment, which is the production and sale of buses and spare parts in North America, consistent with the internal reporting provided to the chief executive officer.

s)	Recent accounting pronouncements

i.	Accounting standards adopted during the period

a)     IFRS 16 - Leases

The Company adopted IFRS 16 effective January 1, 2019. In accordance with the transition provisions in IFRS 16, the new rules have been adopted retrospectively with the cumulative effect of initially applying the standard recognized on January 1, 2019. Comparatives for the 2018 financial year have not been restated. Refer to (i) above for the new policy and to Notes 8 and 13 for the effect of adopting this new policy.

4.	RESTRICTED CASH

Restricted cash comprises amounts on deposit to secure performance to the buyer for a specific pending bus order manufacture and sale and to secure forward exchange contract collateral. Restricted term deposits have varying maturities from on demand to one year.

5.	TRADE AND OTHER RECEIVABLES

	December 31, 2019	December 31, 2018
	$	$
Trade receivable	6,939,985	11,367,171
Sales tax receivable	—	297,957
Receivable from bus manufacturer	2,259.661	1,998,666
Total Trade and other receivables	9,199,646	13,663,794

Page │ 12

Grande West Transportation Group Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

6.	INVENTORY

	December 31, 2019	December 31, 2018
	$	$
Finished goods	14,336,356	14,085,467
Work in progress - buses	2,486,988	—
Parts for resale	2,479,818	1,978,352
Total Inventory	19,303,162	16,063,819

As at December 31, 2019 and December 31, 2018, work in progress – buses consists of the cost of buses still being manufactured. Finished goods inventory consisted of the costs of fully assembled buses, as well as freight and other costs incurred directly by the Company in compiling inventory. All Inventory are part of the general security agreement to secure the credit facility described in Note 9.

During the year ended December 31, 2019, the Company recognized $14,692,287 as the cost of inventory included as an expense in cost of sales (December 31, 2018: $54,704,410).

7.	INTANGIBLE ASSETS

	Intellectual Property (a)	Software	Total
	$	$	$
Cost
Balance at December, 2017	1,588,927	203,441	1,792,368
Additions	—	274,317	274,317
Balance at December, 2018	1,588,927	477,758	2,066,685
Additions	—	136,188	136,188
At December 31, 2019	1,588,927	613,946	2,202,873
Accumulated Amortization
Balance at December 31, 2017	49,654	—	49,654
Depreciation	198,616	100,368	298,984
Balance at December 31, 2018	248,270	100,368	348,638
Depreciation	198,616	104,286	302,902
At December 31, 2019	446,886	204,654	651,540
Carrying Value
At December 31, 2018	1,340,657	377,390	1,718,047
At December 31, 2019	1,142,041	409,292	1,551,333

a)	On June 10, 2015, the Company entered into a compensation for services agreement with a customer to formalize compensation for the services provided in the development of the Vicinity bus. On September 29, 2017, the Company entered into a new agreement and terminated the prior service agreement. Under the new agreement, the previously accrued royalty payable to the customer and all future royalty payments are removed in exchange for the delivery of 8 buses over the next 8 years without payment to the Company. The new agreement is an intangible asset as it represents the acquisition of the customer’s ownership in the intellectual property of the Vicinity Bus. The intangible asset is being amortized over an 8-year period.

The Company has valued the above transaction at the fair value to be delivered in the future, discounted at an interest rate of 6.2%. The Company also recognizes deferred revenue related to these buses (Note 10).

Page │ 13

Grande West Transportation Group Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

8.	PROPERTY AND EQUIPMENT

	Buses Under Lease (a)	Office & Equipment	Right-of-Use Asset (b)	Vehicles	Total
	$	$	$	$	$
Cost
At December 31, 2017	2,822,738	334,788	—	218,521	3,376,047
Additions	1,916,358	209,608	—	103,370	2,229,336
At December 31, 2018	4,739,096	544,396	—	321,891	5,605,383
Adjustment on adoption			671,113		671,113
Disposals	(564,548)	—	—	—	(564,548)
Additions	—	295,867	—	36,707	332,574
At December 31, 2019	4,174,548	840,263	671,113	358,598	6,044,522
Accumulated Amortization
At December 31, 2017	289,879	119,545	—	101,800	511,224
Depreciation	319,931	65,977	—	48,092	434,000
At December 31, 2018	609,810	185,522	—	149,892	945,224
Disposals	(144,226)	—	—	—	(144,226)
Depreciation	387,084	76,293	196,423	51,025	710,825
At December 31, 2019	852,668	261,815	196,423	200,917	1,511,823
Carrying Value
December 31, 2018	4,129,286	358,874	—	171,999	4,660,159
December 31, 2019	3,321,880	578,448	474,690	157,681	4,532,699

All property and equipment are pledged as part of a general security agreement to secure the credit facility described in Note 9. Additionally, the vehicles are pledged to secure vehicle loans described in Note 13.

a)	Buses under lease represents buses designated for operating leases with customers. As at December 31, 2019, $856,616 of buses under lease had been returned to the Company and are no longer under a lease contract with a customer (December 31, 2018: $2,297,628).

During the year ended December 31, 2019, two buses under lease were sold to a customer with a loss of $116,238 being recognized in cost of sales.

b)	Right-of-Use Assets

On January 1, 2019, the Company adopted IFRS 16. As a result, the Company recorded a right-of-use asset for an office and warehouse lease arrangement. As at December 31, 2019, $474,690 of right-of-use assets are recorded as part of property and equipment. Refer to Note 13 for details of the associated lease liability.

$
Net book value as at December 31, 2018	—
IFRS 16 adoption	671,113
Depreciation	(196,423)
Closing net book value	474,690

Page │ 14

Grande West Transportation Group Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

9.	CREDIT FACILITY

During the year ended December 31, 2017, the Company entered into a revolving credit facility agreement with a financial institution for a maximum amount of $20 million based on the value of certain Company assets. The credit facility will be used to support ongoing working capital needs. The terms of the agreement were amended during the three months ended March 31, 2019, to reduce the interest rate and extend the term to October of 2020. The credit facility bears interest of 0.75% plus Royal Bank Prime rate on Canadian loans and US Prime rate plus 0.75% on US loans. The facility is secured by way of a general security agreement over all assets of the Company.

As at December 31, 2019, the Company had drawn $5,849,682 on this facility, comprised of $5,849,682 in Canadian funds and $nil in US funds.

Per the terms of the credit facility, the Company must maintain a consolidated 12-month rolling fixed charge coverage ratio. The financial institution has waived the covenant through March 31, 2020.

10.	DEFERRED REVENUE

		December 31, 2019	December 31, 2018
		$	$
Future delivery of buses	(a)	2,383,300	2,282,693
Less: Current portion		1,281,364	958,446
Long-term portion of deferred revenue		1,101,936	1,324,247

a)	The Company has recognized deferred revenue and an intangible asset in relation to an agreement with a customer to provide future delivery of 8 buses (Note 7). During the year ended December 31, 2019, the company recognized $100,607 in interest expense related to the deferred revenue. (December 31, 2018: $94,733)

11.	PROVISION FOR WARRANTY COST

The Company provides bumper to bumper warranty coverage for the first two years on specified components, with the exception of normal wear and tear.

During the year ended December 31, 2019, the Company recorded warranty expense of $527,500 (December 31, 2018 - $1,942,500) as part of its cost of sales in connection with sales completed during the year. During the year ended December 31, 2019, $1,418,037 of warranty costs (December 31, 2018 - $1,087,092) have been incurred against the provision. Change in estimate of the warranty provision relates to re-assessment of the warranty provision compared to the actual warranty claims applied.

$
Balance at December 31, 2017	1,545,230
Additions	1,942,500
Warranty claims applied	(1,087,092)
Change in estimate of warranty provision	(26,656)
Balance at December 31, 2018	2,373,982
Additions	527,500
Warranty claims applied	(1,418,037)
Change in estimate of warranty provision	63,180
Balance at December 31, 2019	1,546,625
Less: Current portion	1,403,792
Long-term portion of warranty provision	142,833

Page │ 15

Grande West Transportation Group Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

12.	SHORT-TERM LOANS

		December 31, 2019	December 31, 2018
		$	$
Private loan	(a)	1,300,000	1,300,000
Property and commercial insurance loan		51,866	115,547
		1,351,866	1,415,547

a)	Private loan

The loan bears annual interest at a rate of 10%. During the year ended December 31, 2019, the Company incurred $130,000 (December 31, 2018 - $236,393) in interest expense on this loan, of which $11,041 (December 31, 2018 - $nil) is due at year-end and included in accounts payable and accrued liabilities.

13.	OTHER LONG-TERM LIABILITIES

		December 31, 2019	December 31, 2018
		$	$
Lease obligation	(a)	485,695	—
Vehicles		129,239	124,651
Less: Current portion		(226,003)	(24,776)
		388,931	99,875

Lease obligation

The Company adopted IFRS 16-Leases on January 1, 2019. As a result, the Company recorded a right-of-use asset in property and equipment (Note 8) and a corresponding lease liability.

a)	Lease Liability

On the adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as “operating leases” under the principles of IAS 17 – Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 4.7%. The associated lease liability recognized as at January 1, 2019 was $671,113 and was recorded in long-term loans.

The associated right-of-use assets for the leases were measured at the amount equal to the lease liability. Property and equipment increased by $671,113 on January 1, 2019 as a result.

$
Future minimum lease payments under operating leases as at December 31, 2018	727,750
Effect of discounting at the incremental borrowing rate	(56,637)
Lease liabilities arising on initial application of IFRS 16	671,113
Lease liabilities from finance leases previously recorded in long-term loans	—
Total lease obligations as at January 1, 2019	671,113

Page │ 16

Grande West Transportation Group Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

13.	OTHER LONG-TERM LIABILITIES (Continued)

Minimum lease payments in respect of lease liabilities and the effect of discounting are as follows:

December 31, 2019
$
Undiscounted minimum lease payments:
Less than one year	213,000
One to two years	213,000
Two to three years	88,750
514,750
Effect of discounting	(29,055)
Present value of minimum lease payments – total lease liability	485,695
Less: Current portion	(194,323)
Long-term lease liabilities	291,372

The Company has a lease agreement for office and warehouse facilities expiring May 31, 2022.

14.	CONVERTIBLE DEBT

The convertible debentures are due March 2020, bear interest at 8% per annum and are convertible into common shares at $0.33 per share. During the year ended December 31, 2019, the Company recognized accretion of

$70,611 (December 31, 2018: $57,294) as interest expense. As at December 31, 2019, there was $628,000 in principal remaining. Interest of $13,551 was included in accounts payable and accrued liabilities as at December 31, 2019 (December 31, 2018 - $49,840).

The following table summarizes changes in the convertible debt balance for the years ended December 31, 2019 and December 31, 2018.

$
Balance at December 31, 2017	480,732
Convertible debentures - Issued 2015
Accretion and interest	57,294
Balance at December 31, 2018	538,026
Convertible debentures – Issued 2015
Accretion and interest	70,611
Balance at December 31, 2019	608,637

Subsequent to December 31, 2019, $600,000 of the convertible debt was converted into common shares with the remaining amounts being repaid (Note 24).

Page │ 17

Grande West Transportation Group Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

15.	SHARE CAPITAL

15.1	Authorized: Unlimited number of common shares without par value

15.2	Issued and Outstanding Common Shares:

The details for the common share issuances during the year ended December 31, 2019 are as follows:

a.	During the year ended December 31, 2019, 250,000 stock options were exercised by employees of the Company at an average exercise price of $0.50 for gross proceeds of $125,001.

b.	During the year ended December 31, 2019, 520,000 RSU’s were exercised for gross proceeds of $nil.

The details for the common share issuances during the year ended December 31, 2018 were as follows:

c.	During the year ended December 31, 2018, 1,630,000 stock options were exercised by employees of the Company at an average exercise price of $0.52 for gross proceeds of $851,199.

d.	During the year ended December 31, 2018, 79,399 agent options were exercised at an average exercise price of $0.40 for gross proceeds of $31,760.

e.	During the year ended December 31, 2018 1,554,874 warrants were exercised at an average exercise price of $0.40 for gross proceeds of $621,950.

15.3	Share Purchase Warrants

A summary of the Company’s share purchase warrants are as follows:

	Number of Warrants	Weighted Average Exercise Price
		$
Outstanding and exercisable, December 31, 2017	1,632,760	0.48
Granted	39,699	0.40
Expired	(117,585)	1.50
Exercised	(1,554,874)	0.40
Outstanding and exercisable, December 31, 2018	—	—
Granted	—	—
Expired	—	—
Exercised	—	—
Outstanding and exercisable, December 31, 2019	—	—

During the year ended December 31, 2018, the Company issued 39,699 warrants from the exercise of Agent’s Options issued in prior years with exercise price of $0.40.

During the year ended December 31, 2018, $621,950 was received for the exercise of 1,554,874 warrants. The Company transferred $4,672 from contributed surplus to share capital on exercise of these warrants.

There are no warrants outstanding as of December 31, 2019.

Page │ 18

15.	SHARE CAPITAL (Continued)

15.4	Agent Options

A summary of the Company’s agent options are as follows:

	Number of Options	Weighted Average Exercise Price
		$
Outstanding and exercisable, December, 2017	79,399	0.40
Exercised	(79,399)	0.40
Outstanding and exercisable, December 31, 2018	—	—
Exercised	—	—
Outstanding and exercisable, December 31, 2019	—	—

During the year ended December 31, 2018, the Company received $31,760 for the exercise of 79,399 agent options. The Company transferred $4,982 from contributed surplus to share capital on the exercise of these agent options.

15.5	Directors, Consultants, and Employee stock options

The Company has adopted a share option plan for which options to acquire up to 10% of the issued share capital, at the award date, may be granted to eligible optionees from time to time. Generally, share options granted have a maximum term of five years, and a vesting period and exercise price determined by the directors.

A summary of the Company’s directors, consultants, and employee stock options are as follows:

	Number of Options	Weighted Average Exercise Price
		$
Outstanding, December 31, 2017	3,165,000	0.74
Issued	2,000,000	1.75
Forfeited	(245,000)	2.36
Exercised	(1,630,000)	0.52
Outstanding, December 31, 2018	3,290,000	1.35
Issued	2,100,000	0.61
Forfeited	(1,500,000)	1.85
Exercised	(250,000)	0.50
Outstanding, December 31, 2019	3,640,000	0.75

On January 16, 2019, the Company granted 150,000 stock options to employees to purchase common shares of the Company with an exercise price of $0.78 per common share and expiring on January 16, 2024. These stock options vest after meeting certain performance criteria, they are expected to vest in 2019.

On January 17, 2019, the Company granted 500,000 stock options to two directors to purchase common shares of the Company with an exercise price of $0.80 per common share and expiring on January 17, 2024. These stock options vest over three years.

On April 26, 2019, the Company granted 100,000 stock options to an employee to purchase common shares of the Company with an exercise price of $0.56 per common share and expiring on April 26, 2024. These stock options vest over three years.

Page │ 19

Grande West Transportation Group Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

15.	SHARE CAPITAL (Continued)

On July 2, 2019, the Company granted 500,000 stock options to a consultant to purchase common shares of the Company with an exercise price of $0.55 per common share and expiring on July 2, 2024. These stock options vested immediately on July 2, 2019.

On November 15, 2019, the Company granted 600,000 stock options to an executive to purchase common shares of the Company with an exercise price of $0.50 per common share and expiring on November 15, 2024. These stock options vest over three years.

On November 15, 2019, the Company granted 100,000 stock options to an employee to purchase common shares of the Company with an exercise price of $0.50 per common share and expiring on November 15, 2024. These stock options vest over three years.

On November 28, 2019, the Company granted 150,000 stock options to three directors to purchase common shares of the Company with an exercise price of $0.52 per common share and expiring on November 28, 2024. These stock options vested immediately on November 28, 2019.

On February 14, 2018, the Company granted 1,000,000 stock options to an executive to purchase common shares of the Company with an exercise price of $1.90 per common share and expiring on February 14, 2023. These stock options vest 17% on August 14, 2018 and 17% every 6 months thereafter.

On April 4, 2018, the Company granted 500,000 stock options to two new directors of the Company to purchase common shares of the Company with an exercise price of $1.75 per common share and expiring on April 4, 2023. These stock options vest over three years.

On April 26, 2018, the Company granted 250,000 stock options to an executive of the Company to purchase common shares of the Company with an exercise price of $1.45 per common share and expiring on April 26, 2023. These stock options vest over three years.

On May 29, 2018, the Company granted 250,000 stock options to a director of the Company to purchase common shares of the Company with an exercise price of $1.45 per common share and expiring on May 29, 2023. These stock options vest over three years.

During the year ended December 31, 2019, the Company recognized $486,450 (2018 - $658,510) on the grant and vesting of options to directors, consultants and employees. The grant date fair value per option was calculated using the Black-Scholes model with the following weighted average assumptions:

	December 31, 2019	December 31, 2018
Fair value at grant date	$0.29	$0.79
Risk-free interest rate	1.64%	1.75%
Expected life of options	5 years	5 years
Annual dividend rate	0%	0%
Annualized volatility	67%	71%
Forfeiture rate	8%	25%

Page │ 20

Grande West Transportation Group Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

15.	SHARE CAPITAL (Continued)

The following tables summarize information about the Company’s stock options outstanding at December 31, 2019:

	Options Outstanding	Options Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date
			$
July 14, 2015	290,000	290,000	0.66	0.54	July 14, 2020
October 13, 2015	250,000	250,000	0.70	0.79	October 13, 2020
June 16, 2016	250,000	250,000	0.58	1.46	June 16, 2021
September 6, 2016	95,000	95,000	0.50	1.68	September 6, 2021
November 21,2016	130,000	130,000	1.44	1.89	November 21, 2021
March 14, 2017	25,000	25,000	2.50	2.20	March 14, 2022
April 26, 2018	250,000	125,000	1.45	3.32	April 26, 2023
May 29, 2018	250,000	125,000	1.45	3.41	May 29, 2023
January 16, 2019	150,000	25,000	0.78	4.05	January 16, 2024
January 17, 2019	500,000	83,333	0.80	4.05	January 17, 2024
April 26, 2019	100,000	16,667	0.56	4.32	April 26, 2024
July 2, 2019	500,000	500,000	0.55	4.51	July 2, 2024
November 15, 2019	700,000	—	0.50	4.88	November 15, 2024
November 28, 2019	150,000	150,000	0.52	4.92	November 28, 2024
Total	3,640,000	2,065,000

15.6	Restricted Share Units

Pursuant to the Company’s Restricted Share Unit (“RSU”) Incentive Plan approved by the board of directors of the Company on June 8, 2015, restricted stock units to acquire common shares of the Company may be granted to specified service providers of the Company in accordance with the terms and conditions of the plan.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

A summary of the Company’s RSU’s are as follows:

Number of RSUs
Outstanding, December 31, 2017	—
Issued	500,000
Forfeited	(40,000)
Vested	—
Outstanding, December 31, 2018	460,000
Issued	290,000
Forfeited	(130,000)
Vested	(520,000)
Outstanding, December 31, 2019	100,000

Page │ 21

Grande West Transportation Group Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

15.	SHARE CAPITAL (Continued)

On January 16, 2019 the Company issued 290,000 RSUs to directors and officers of the Company that vest after meeting certain performance criteria. At December 31, 2019, there were 100,000 RSUs outstanding (December 31, 2018 – 460,000). During the year ended December 31, 2019, the Company recorded $115,200 (December 31, 2018 - $933,800) as stock-based compensation for the fair value of the RSUs issued.

15.7	Deferred Share Units

Pursuant to the Company’s Deferred Share Unit (“DSU”) Incentive Plan approved by the board of directors of the Company on July 8, 2018, deferred stock units to acquire common shares of the Company may be granted to specified board members of the Company in accordance with the terms and conditions of the plan.

Each DSU entitles the participant to receive one common share upon vesting. DSUs vest on the board members separation date from the board of directors. DSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such DSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the DSU vests and the DSU participant receives common shares.

A summary of the Company’s DSUs are as follows:

Number of DSUs
Outstanding, December 31, 2018	—
Issued	69,802
Outstanding, December 31, 2019	69,802

On April 1, 2019 the Company issued 17,959 DSUs to board members of the Company that vest upon the board members separation date from the board of directors.

On July 1, 2019 the Company issued 24,163 DSUs to board members of the Company that vest upon the board members separation date from the board of directors.

On October 1, 2019 the Company issued 27,680 DSUs to board members of the Company that vest upon the board members separation date from the board of directors.

At December 31, 2019, there were 69,802 DSUs outstanding (December 31, 2018 – $nil). During the year ended December 31, 2019, the Company recorded $38,608 (December 31, 2018 - $nil) as stock-based compensation for the fair value of the DSUs issued.

16.	RELATED PARTY BALANCES AND TRANSACTIONS

Key management includes personnel having the authority and responsibility for planning, directing and controlling the Company and includes the directors and executive officers.

Expenses incurred to key management are:

	Year ended	Year ended
	December 31, 2019	December 31, 2018
	$	$
Salaries and Benefits	1,581,356	1,767,253
Non-executive directors’ fees	84,364	112,900
Rent (a)	73,700	111,825
Stock-based compensation	416,143	1,571,483
	2,155,563	3,563,461

Page │ 22

Grande West Transportation Group Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

16.	RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

a)	During the year ended December 31, 2019 the Company paid $71,000 in rent to a company owned by a director for a portion of the year. $73,700 was recognized as depreciation and interest expense on the lease.

During the year ended December 31, 2018 rent in the amount of $111,825 was paid by the Company to a company with a common director and recognized as rent expense.

Balances with key management and other related parties are:

As at December 31, 2019, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $45,939 (December 31, 2018 - $34,841).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

17.	INCOME TAX

The following table reconciles the amount of income tax expense on the application of the combined statutory Canadian federal and provincial income tax rates:

	December 31, 2019	December 31, 2018
	$	$
(Loss) income before tax	(4,926,628)	948,951
Combined statutory tax rates	27%	27%
Expected tax (recovery) expense	(1,330,189)	256,216
Non-deductible items	14,933	439,495
Other	155,227	97,830
Differences in foreign tax rates	2,011	—
Change in unrecognized deferred tax assets	1,216,799	(793,541)
Current income tax expense	58,781	—

Deferred taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The tax effects of deductible temporary differences for which no deferred tax asset has been recognized are as follows:

	December 31, 2019.	December 31, 2018
	$	$
Deferred tax assets (liabilities):
Tax loss carry-forwards	5,439,105	3,735,000
Property and equipment	(144,870)	96,700
Intangible asset	(418,860)	(463,900)
Warranty provision	416,427	641,000
Financing costs	133,241	245,700
Convertible debt	(213,942)	(233,000)
Deferred revenue	27,164	—
Deferred tax assets	5,238,265	4,021,500
Unrecognized deferred tax assets	(5,238,265)	(4,021,500)
Recognized net deferred tax assets	—	—

Page │ 23

Grande West Transportation Group Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

17.	INCOME TAX (Continued)

As at December 31, 2019, the Company had non-capital loss carry forwards available to reduce taxable income for future years. The non-capital losses expire as follows:

$
2030	547,834
2031	894,615
2032	684,406
2033	2,445,078
2034	3,828,823
2035	3,810,293
2036	2,155,995
2037	1,478,773
2038	2,046,204
2039	1,707,608
19,599,629

18.	FINANCIAL INSTRUMENTS

Fair values

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade and other receivables, derivative financial instruments, accounts payable, credit facility, short-term and long-term loans and convertible debt. The carrying amounts of these financial instruments are a reasonable estimate of their fair values based on their current nature and current market rates for similar financial instruments. Derivative financial instruments are the only instruments measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments, which requires the classification of financial instruments within a hierarchy that prioritizes the inputs to fair value measurement. The Company uses derivative financial instruments to reduce its exposure to risks associated with fluctuations in foreign exchange rates.

The following table summarizes the carrying values of the Company’s financial instruments:

	December 31, 2019	December 31, 2018
	$	$
Assets:
Measured at amortized cost (i)	10,313,523	16,748,297
Liabilities:
Amortized cost (ii)	15,706,390	14,893,181

(i)	Cash, restricted cash and trade and other receivables

(ii)	Accounts payable and accrued liabilities, short-term and long-term loans and convertible debt

The Company classifies its fair value measurements in accordance with the three-level fair value hierarchy as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices), and

Level 3 – Inputs that are not based on observable market data

Interest Rate and Credit Risk

The Company is exposed to interest rate risk on its bank loans to the extent that its credit facilities are based on Canadian and US prime rates of interests.

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Grande West Transportation Group Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

18.	FINANCIAL INSTRUMENTS (continued)

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents, restricted cash, and trade and other receivables.

To minimize the interest rate and credit risk, the Company places these instruments with high credit quality financial institutions located in Canada and the United States.

As at December 31, 2019, $3,118,613 of the Company’s trade receivables are considered past due (more than 31 days old), of this amount $1,584,425 has been collected subsequent to year end, $1,382,096 has offsetting accounts payable with the same customer. The remaining $152,092 is expected to be fully collectible.

Currency Risk

The Company generates revenues and incurs expenses with customers and suppliers which operate using US dollars and is therefore exposed to the resulting risk from changes in foreign currency exchange rates. In addition, the Company holds financial assets and liabilities in US dollars that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company’s results of operations, financial position and/or cash flows.

The Company uses forward foreign exchange contracts. These instruments are financial contracts whose value depends on foreign currency prices. The use of derivatives allows the transfer, modification and reduction of current and expected foreign exchange risks. These derivative instruments, are not designated as hedges for accounting purposes.

The Company enters into foreign exchange forward or option contracts as protection from foreign exchange fluctuation. The contracts are measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments, there were no contracts as at December 31, 2019.

At December 31, 2019, the Company had cash of $946,615 (December 31, 2018 - $929,019), accounts receivable of $1,639,942 (December 31, 2018 - $1,446,233) and accounts payable of $2,238,503 (December 31, 2018 -

$238,806, which were denominated in the US dollar.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company collecting its trade receivables in a timely manner and maintaining sufficient cash on hand through debt financing.

The following are the contractual maturities of financial liabilities:

	Carrying Amount	Contractual Cash Flows	Within 1 year	1 to 2 years	2 to 3 years	3 to 6 years
	$	$	$	$	$	$
At December 31, 2019
Accounts payable	7,889,908	(7,889,908)	(7,889,908)	—	—	—
Short-term loans	1,351,866	(1,351,866)	(1,351,866)	—	—	—
Credit facility	5,849,682	(5,849,682)	(5,849,682)	—	—	—
Convertible debt & interest	608,637	(637,831)	(637,831)	—	—	—
Other long-term liabilities	614,934	(652,881)	(248,587)	(248,587)	(124,337)	(31,370)
Total	16,315,027	(16,382,168)	(15,977,874)	(248,587)	(124,337)	(31,370)

Sensitivity analysis

The Company’s borrowing under the Credit Facility are at variable rates of interest and expose the Company to interest rate risk. The Company has completed a sensitivity analysis to estimate the impact on comprehensive income which a change in interest rates at and during the year ended December 31, 2019 would have had on the Company. The result of this sensitivity analysis indicates that a 0.5% increase (decrease) in the prime interest rates would not have a material impact.

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18.	FINANCIAL INSTRUMENTS (continued)

The Company has completed a sensitivity analysis to estimate the impact on comprehensive (loss) which a change in foreign exchange rates as at and during the year ended December 31, 2019 would have had on the Company.

The sensitivity analysis includes the assumption that changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter.

The result of this sensitivity analysis indicates that a 10% increase (decrease) in the average value of the US dollar during the period would have resulted in an increase (decrease) in net income of approximately $45,205 (December 31, 2018 – $291,454).

The financial position of the Company may vary at the time that a change in the foreign exchange rate occurs, causing the impact on the Company’s results to be affected accordingly.

19.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are:

●	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

●	to provide an adequate return to shareholders through expansion correspondingly to the level of risk.

The Company considers its share capital, other shareholders’ equity, short-term loans, long-term loans and convertible debt to be its capital. As a part of its loan commitments, the Company is required to obtain authorization from the lender prior to obtaining further loans. The Company’s capital is currently not subject to any other external restrictions except those described in Note 9.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets, reduce debt or increase its debt. Certain of the Company’s cash amounts have been restricted for the purposes outlined in Note 4.

20.	REVENUE

The Company’s revenue is summarized as follows:

	Year ended	Year ended
	December 31, 2019	December 31, 2018
	$	$
Bus Sales	19,936,933	65,913,057
Other revenue:
Spare part sales	3,956,570	3,063,704
Operating lease revenue (a)(b)	754,667	1,099,959
Total Revenue	24,648,170	70,076,720

a)	During the period ended December 31, 2016, the Company entered into a two-year operating lease with a customer. Revenue of $666,927 was recognized in profit and loss during the year ended December 31, 2018 related to the lease. The lease ended during October of 2018.

b)	During the year ended December 31, 2018, the Company entered into an operating lease agreement with a customer for 7 buses. Revenues of $754,667 (December 31, 2018 - $433,032) has been recognized in profit and loss during the year ended December 31, 2019 related to this lease agreement.

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Grande West Transportation Group Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2019 and December 31, 2018

(Expressed in Canadian Dollars)

21.	(LOSS) EARNINGS PER SHARE

Basic loss per share is calculated by dividing the net loss from continuing operations attributable to equity holders of the Company by the weighted average number of common shares outstanding during the year. Diluted (loss) earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. The Company has four categories of dilutive potential common shares: convertible debt, stock options, RSUs and DSUs. The convertible debt is assumed to have been converted into common shares, and the net (loss) income is adjusted to eliminate the interest expense less the tax effect. For the stock options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding stock options. The number of shares calculated reduces the number of shares that would have been issued assuming the exercise of the share options. RSUs and DSUs are assumed to be converted as of the grant date. A total of 2,110,186 (2018: 1,887,878) instruments, which include convertible debt, stock options, restricted share units and deferred share units (2018: convertible debt) have not been included in the calculation for diluted (loss) earnings per share as they are antidilutive. These could potentially dilute basic (loss) earnings per share in the future.

22.	COMMITMENTS

The Company entered into a production agreement with its manufacturer in China whereby the parties have agreed to a specified production volume. Future minimum payments to the manufacturer as at December 31, 2019 are as follows:

$
Not later than one year	12,659,404
Later than one year and no later than five years	—
12,659,404

23.	SEGMENT INFORMATION

Allocation of revenue to geographic areas is as follows:

	Year ended December 31, 2019	Year ended December 31, 2018
	$	$
Canada
Bus sales	16,345,483	62,381,579
Spare part sales	3,056,630	2,856,161
Operating lease revenue	754,667	1,099,959
United States
Bus sales	3,591,450	3,531,478
Spare part sales	899,940	207,543
Total	24,648,170	70,076,720

During the year ended December 31, 2019, the Company had bus sales of $8,370,685 and $4,467,460 to two customers representing 34% and 18% of total sales, respectively. During the year ended December 31, 2018, the Company had bus sales of $27,556,584 and $12,689,891 to two customers representing 39% and 18% of total sales, respectively.

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24.	SUBSEQUENT EVENTS

On March 12, 2020, the Company issued 1,818,181 shares on the conversion of $600,000 in principal of the outstanding convertible debt (Note 14). The remaining $28,000 in principal was repaid.

On March 20, 2020, the Company issued $1,750,000 in unsecured debentures with a maturity 12 months from the date of issue. The debentures were issued at a discount of 2% and include 10% annual interest paid at maturity. In connection with the issuance, the Company also issued 1,050,000 warrants to purchase common shares at an exercise price of $0.38 per share. The warrants expire 12 months from the date of issue. In the event of default, the debt would be convertible into common shares at $0.38 per share.

Subsequent to December 31, 2019, COVID-19 was announced as a global pandemic. As a result of global volatility the Company has put in place business continuity plans to adapt to evolving market conditions. The Company is currently working with their financial institution to ensure credit lines remain active with sufficient access to capital. Even after taking into consideration the negative effects of the current COVID-19 pandemic on our delivery schedule, the Company has concluded that there is no change in the Company’s conclusion about its ability to continue as a going concern. However, the duration and impact of COVID-19 is unknown at this time and it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

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